UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Vimicro International Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9366M103

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  This Amendment No. 4 to Schedule 13G is deemed to amend the Schedule 13G filed with the Securities and Exchange Commission on February 8, 2010.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13 G

CUSIP NO. G9366M103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Zhonghan Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,203,192 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,203,192 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,203,192 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.43%
12	TYPE OF REPORTING PERSON* IN

Schedule 13 G

CUSIP NO. G9366M103

1	NAME OF REPORTING PERSON Vimicro Beijing Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,053,192 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,053,192 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,053,192 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.45%
12	TYPE OF REPORTING PERSON* CO

Schedule 13 G

CUSIP NO. G9366M103

1	NAME OF REPORTING PERSON The Golden Hill International Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,053,192 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,053,192 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,053,192 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.45%
12	TYPE OF REPORTING PERSON* OO

Schedule 13 G

CUSIP NO. G9366M103

1
NAME OF REPORTING PERSON

HSBC International Trustee Limited (as trustee for The Golden Hill International Trust and other trusts which ultimately own ordinary shares of the Issuer)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,022,144 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,022,144 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,022,144 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.79%
12	TYPE OF REPORTING PERSON* CO

ITEM 1(a).	NAME OF ISSUER:

Vimicro International Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

15/F Shining Tower, No. 35 Xueyuan Road, Haidian District, Beijing 100083, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i) Zhonghan Deng

(ii) Vimicro Beijing Corporation (the “Record Holder”)

(iii) The Golden Hill International Trust (the “Trust”)

(iv) HSBC International Trustee Limited (the “Trustee”) (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the Record Holder and Dr. Zhonghan Deng:

15/F Shining Tower,
No. 35 Xueyuan Road
Haidian District, Beijing 100083
People’s Republic of China

The address of the Trust is:

Strathvale House,
2nd Floor
North Church Street
George Town, Grand Cayman
Cayman Islands

The address of the Trustee is:

21 Collyer Quay #09-01 HSBC Building, Singapore 049320

ITEM 2(c)	CITIZENSHIP:

Dr. Zhonghan Deng is a citizen of the People’s Republic of China.
Record Holder is a British Virgin Islands corporation.
Trust is an entity established under the laws of the Cayman Islands.
Trustee is a British Virgin Islands corporation.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

G9366M103

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Dr. Zhonghan Deng	11,203,192	7.43%	0	11,203,192	0	11,203,192

Vimicro Beijing Corporation	8,053,192	5.45%	0	8,053,192	0	8,053,192

The Golden Hill International Trust	8,053,192	5.45%	0	8,053,192	0	8,053,192

HSBC International Trustee Limited (as trustee for The Golden Hill International Trust and other trusts which ultimately own ordinary shares of the Issuer)	10,022,144	6.79%	0	10,022,144	0	10,022,144

The Record Holder is the record owner of 8,053,192 ordinary shares of the Issuer (including 15,000 American Depositary Shares, equivalent to 60,000 ordinary shares, and 3,685,276.5 ordinary shares that are subject to a three-year lock-up on transfer). Dr. Zhonghan Deng is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee.  Dr. Zhonghan Deng, the Record Holder, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all shares of ordinary shares beneficially owned by other members constituting such group.  However, each of Dr. Zhonghan Deng, the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than the 8,053,192 ordinary shares.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, Mr. Zhonghan Deng may be deemed to be the beneficial owner of 3,150,000 ordinary shares issuable upon the exercise of vested options within 60 days.

All ordinary shares reported herein by the Trustee are beneficially owned by the Trustee solely in its capacity as trustee of various trusts.  Apart from acting as the trustee of the Trust, the Trustee also acts as the trustee of several other trusts, which together with the Trust, beneficially own a total of 10,022,144 ordinary shares of the Issuer (including 507,238 American Depositary Shares, equivalent to 2,028,952 ordinary shares, and 3,685,276.5 ordinary shares that are subject to a three-year lock-up on transfer).  Accordingly, the Trustee may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as the trustee.  However, each of the trusts and its wholly-owned subsidiary that is the record shareholder of the Issuer disclaim any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

Zhonghan Deng	/s/ Zhonghan Deng
Zhonghan Deng

Vimicro Beijing Corporation	By:	/s/ Zhonghan Deng
	Name:	Zhonghan Deng
	Title:	Director

The Golden Hill International Trust	For and on behalf of HSBC International Trustee Limited as Trustee of The Golden Hill International Trust

	By:	/s/ Jacqueline Loh
	Name:	Jacqueline Loh
	Title:	Authorized Signatory

	By:	/s/ Ivy Choa
	Name:	Ivy Choa
	Title:	Authorized Signatory

HSBC International Trustee Limited	By:	/s/ Jacqueline Loh
	Name:	Jacqueline Loh
	Title:	Authorized Signatory

	By:	/s/ Ivy Choa
	Name:	Ivy Choa
	Title:	Authorized Signatory